FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2018

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC ASIA INVESTOR AND ANALYST PRESENTATIONS DAY 2

HSBC Holdings plc ('HSBC') is today holding the second day of a three-day set of meetings and presentations from 9 to 11 April 2018 for investors and analysts on HSBC's Greater China and Asia businesses. The Day 2 programme on 10 April covers updates on the Retail Banking and Wealth Management business; Insurance; Global Private Banking; and our Digital strategy. The presentations will commence at around 14:30 Hong Kong time.

A copy of the presentations to investors and analysts on 10 April will be available to view and download prior to the commencement of the presentation at http://www.hsbc.com/investor-relations/events-and-presentations. The presentations covering the first day of the event (9 April) are also now available to view and download.

Investor enquiries to:

UK - Richard O'Connor           Tel: +44 (0)20 7991 6590
Hong Kong - Hugh Pye           Tel: +852 2822 4908

Media enquiries to:

UK - Morgan Bone                  Tel: +44 (0)20 7991 1898
Hong Kong - Gareth Hewett    Tel: +852 2822 4929

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,900 offices in 67 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,522bn at 31 December 2017, HSBC is one of the world's largest banking and financial services organisations.

DISCLAIMER

This presentations and subsequent discussion may contain projections, estimates, forecasts, targets, opinions, prospects, results, returns and forward-looking statements with respect to the financial condition, results of operations, capital position and business of the Group (together, 'forward-looking statements'). Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant assumptions and subjective judgements which may or may not prove to be correct and there can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. Forward-looking statements are statements about the future and are inherently uncertain and generally based on stated or implied assumptions. The assumptions may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of the Group. Actual achievements, results, performance or other future events or conditions may differ materially from those stated, implied and/or reflected in any forward-looking statements due to a variety of risks, uncertainties and other factors (including without limitation those which are referable to general market conditions or regulatory changes). Any such forward-looking statements are based on the beliefs, expectations and opinions of the Group at the date the statements are made, and the Group does not assume, and hereby disclaims, any obligation or duty to update, revise or supplement them if circumstances or management's beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. No representations or warranties, expressed or implied, are given by or on behalf of the Group as to the achievement or reasonableness of any projections, estimates, forecasts, targets, prospects or returns contained herein. Additional detailed information concerning important factors that could cause actual results to differ materially is available in our Annual Report and Accounts for the fiscal year ended 31 December 2017 filed with the Securities and Exchange Commission on Form 20-F on 20 February 2018 (the '2017 20-F').

This presentations contain non-GAAP financial information. The primary non-GAAP financial measure we use is 'adjusted performance' which is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items which distort period-on-period comparisons. Significant items are those items which management and investors would ordinarily identify and consider separately when assessing performance in order to better understand the underlying trends in the business. Reconciliations between non-GAAP financial measurements and the most directly comparable measures under GAAP are provided in the 2017 20-F and the Reconciliations of Non-GAAP Financial Measures document which are both available at www.hsbc.com.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 10 April 2018